As filed with the Securities and Exchange Commission on January 22, 2026	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
___________
Swisscom AG
(Exact name of issuer of deposited securities as specified in its charter)
___________
Not Applicable
(Translation of issuer’s name into English)
___________
Switzerland
(Jurisdiction of incorporation or organization of issuer)
______________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
1 Columbus Circle
New York, New York 10019
+(1) 212 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
___________
Depositary Management Corporation
570 Lexington Avenue, Suite 2405
New York, New York 10022
(212) 319 4800
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
William Turner Benjamin D. Smolij Winston & Strawn LLP 800 Capitol St Suite 2400, Houston, TX 77002, United States +1 713-651-2644	Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1432
______________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
______________________________

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares, each representing one-tenth of one registered share of Swisscom AG	200,000,000 American Depositary Shares	$0.05	$10,000,000	$1,381

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION
As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Swisscom AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its Internet Website (https://www.swisscom.ch/en/about/investors.html) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)
Form of Amended and Restated Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 22, 2026.
Legal entity created by the form of Deposit Agreement for the issuance of Receipts for registered shares, par value CHF1 per share of Swisscom AG. Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice Presiden

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Bern, Switzerland, on January 15, 2026.
Swisscom AG

By:	/s/ Louis Schmid
	Name:	Louis Schmid
	Title:	Head of Investor Relations

By:	/s/ Dolores Dana
	Name:	Dolores Dana
	Title:	Senior Counsel

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Louis Schmid, Eugen Stermetz, Peter Burkhalter, Thomas Ackermann and Dolores Dana, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any two of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act, this registration statement has been signed by the following persons on January 15, 2026, in the capacities indicated.
Signature	Title

/s/ Christoph Aeschlimann	Chief Executive Officer (Principal Executive Officer)
Name: Christoph Aeschlimann

/s/ Eugen Stermetz	Chief Financial Officer (Principal Executive Officer)
Name: Eugen Stermetz

/s/ Peter Burkhalter	Head of Accounting (Principal Accounting Officer)
Name: Peter Burkhalter

/s/ Michael Axel Rechsteiner	Chairman of the Board of Directors
Name: Michael Axel Rechsteiner

/s/ Frank Esser	Vice-Chairperson of the Board of Directors
Name: Frank Esser

/s/ Roland Abt	Director
Name: Roland Abt

/s/ Fritz Zurbrügg	Director
Name: Fritz Zurbrügg

/s/ Sandra Nicole Lathion-Zweifel	Director
Name: Sandra Nicole Lathion-Zweifel

/s/ Daniel Münger	Director
Name: Daniel Münger

/s/ Monique Ruth Bourquin Arnold	Director
Name: Monique Ruth Bourquin Arnold

/s/ Laura Cioli	Director
Name: Laura Cioli

/s/ Guus Dekkers	Director
Name: Guus Dekkers

/s/ Anna Mossberg	Director
Name: Anna Mossberg

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement in New York, New York, United States of America on January 22, 2026
DEPOSITARY MANAGEMENT CORPORATION as Authorized U.S. Representative

By:	/s/ George Boychuk
	Name:	George Boychuk
	Title:	Managing Director

Index to Exhibits
Exhibit	Document
(a)	Form of Amended and Restated Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary